The First, a National Banking Association
                                                                  DeeDee Lowery, CPA
                                                                  Executive Vice President and Chief Financial Officer

                                                                  6480 US Highway 98 West
                                                                  P.O. Box 15549
                                                                  Hattiesburg, MS 39404-5549

                                                                  Phone: (601) 450-8888
                                                                  Direct Line: (601) 705-1141
                                                                  Fax: (601) 450-2517
                                                                  Email:  dlowery@thefirstbank.com

                                                                  www. TheFirstBank.com

March 10, 2009

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:  The First Bancshares, Inc.
     Letter dated February 25, 2009

To whom it may concern:

Please expect my response to your letter dated Wednesday, February 25, 2009 by Friday, March 20, 2009 by way of
EDGAR.

Sincerely,

/s/ DeeDee Lowery

DeeDee Lowery
EVP & CFO